April 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re: Benchmark Electronics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 25, 2022

File No. 001-10560

Ladies and Gentlemen:

The following information and comments are made in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated April 14, 2022 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). With regard to the specific points communicated to the Company in the Comment Letter, we hereby submit the following responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2021 Compared with 2020, page 33

1.
We note that you discuss your results of operations on a consolidated basis. Please revise your MD&A in future filings to also discuss the results of operations for each of your reportable segments. If you do not believe the segment information would provide information necessary for an understanding of your business, please advise. See guidance in Item 303(b) of Regulation S-K.

Response 1: The Company respectfully acknowledges the Staff’s comment and will revise its future filings to include a discussion of the results of operations for each of its reportable segments in the MD&A disclosure.

Consolidated Statements of Income, page 41

2.
We note from your disclosure in Note 14 that your revenue is generated primarily from the sale of manufactured products built to customer specifications but that you also generate revenue from design, development and engineering services. We also note from your disclosure in the business section that your customer engagement focuses on three principal areas: Design and Engineering Services, Technology Solutions, and Manufacturing Services. Please provide for us the amount of revenue recognized from the sale of products and the amount recognized related to the sale of services for each period presented and tell us why you have not provided a breakout of revenue and cost of revenue by products and services on the face of the statements of income as required by Item 5-03(b)(1)-(2) of Regulation S-X. In addition, tell us if you track revenue for the three categories referenced above or for any of the related sub-categories detailed on pages 4-7 of the filing.

Response 2: The Company advises the Staff that it predominantly derives revenue from its manufacturing services, which entails the sale of manufactured products that are built to customer specifications. As described on pages 4-7 of the Form 10-K, the Company’s manufacturing service offerings encompass the manufacture of customer specified products including precision technology services, as well as supply chain, order fulfillment and aftermarket services provided to its customers. The Company also recognizes revenue from design and engineering services and technology solutions as described on page 4 of the Form 10-K. The revenue from the Company’s design and engineering services and technology solutions on a combined basis represented less than 10% of the Company’s revenue for each of the years 2021, 2020 and 2019, and is therefore not presented separately on the face of the statements of income.

In addition to the three categories referenced above, the Company only tracks revenue from one sub-category, precision technology services, which is considered a component of the Company’s manufacturing services offerings.

Notes to the Financial Statements

Note 13 – Segment and Geographic Information, page 61

3.
Please tell us and revise future filings to disclose the nature of the items included in the "Corporate and intersegment eliminations" line item used to reconcile your segment profit and loss measure to the consolidated statements of income. See ASC 280-10-50-30 and – 31.

Response 3: The Company advises the Staff that the “Corporate and intersegment eliminations” line item in its consolidated statements of income includes (1) corporate expenses not allocated to the Company’s three reporting segments and (2) income from operations on intersegment sales between reporting segments. The Company respectfully acknowledges the Staff’s comment and will revise its future filings to include such disclosure regarding the nature of the items included in the “Corporate and intersegment eliminations” line item.

Note 17 – Restructuring Charges, page 64

4.
We note that you have undertaken multiple restructuring initiatives during the periods presented. For each restructuring program, please revise your disclosures to include the facts and circumstances leading to the expected activity and the expected completion date. In addition, for each major type of cost associated with the activity, disclose, in total and by segment, the total amount expected to be incurred, the amount incurred in the period, and the cumulative amount incurred to date. See guidance in ASC 420-10-50-1.

Response 4: The Company advises the Staff that the existing disclosures in the Form 10-K include a description of the general facts and circumstances regarding the restructuring activity that occurs within the Company’s industry to constantly evaluate its geographic footprint and adjust to customer demands. The primary restructuring activities as disclosed relate to the closing of several facilities in the Americas reporting segment and the related reductions in workforce over the past three years. Additionally, the restructuring costs are primarily concentrated in the period of the announcement of closure due to the severance charges being recorded for the affected employees. Therefore, most cost activity is accrued and recorded in the period announced and the related liability is typically relieved within twelve months. The tables below detail the major types of costs associated with the restructuring activities in total and by segment, noting the activity is consistently and primarily located in the Americas for each of the years 2021, 2020 and 2019. As such, the Company believes its existing disclosures are materially accurate. However, the Company respectfully acknowledges the Staff’s comment and will revise its future filings to include the disclosures outlined in ASC 420-10-10-50-1, including the information set forth below.

The components of the restructuring charges during 2021 were as follows:

(in thousands)	Americas	Asia	Europe	Total
Severance costs	$4,084	$46	$—	$4,130
Lease facility costs	2,581	164	—	2,745
Other exit costs	2,470	—	—	2,470
	$9,135	$210	$—	$9,345

The components of the restructuring charges during 2020 were as follows:

(in thousands)	Americas	Asia	Europe	Total
Severance costs	$5,830	$1,180	$—	$7,010
Lease facility costs	3,716	—	—	3,716
Other exit costs	2,088	86	—	2,174
	$11,634	$1,266	$—	$12,900

The components of the restructuring charges during 2019 were as follows:

(in thousands)	Americas	Asia	Europe	Total
Severance costs	$4,500	$1,949	$—	$6,449
Other exit costs	2,023	35	—	2,058
	$6,523	$1,984	$—	$8,507

5.
We note that you incurred $4.4 million of asset impairment charges in the Americas during fiscal 2021, as well as $5.7 million and $1 million of asset impairments in the Americas and Asia, respectively, during fiscal 2020. Please revise your footnotes in future filings to include the disclosures required by ASC 360-10-50-2, including a description of the impaired assets, the facts and circumstances leading to the impairment, the caption in the statement of income that includes the loss, and the methods for determining fair value.

Response 5: The Company respectfully acknowledges the Staff’s comment and will revise its future filings to include the disclosures required by ASC 360-10-50-2, including a description of the Company’s impaired assets, the facts and circumstances leading to the impairment, the caption in the statement of income that includes the loss and the methods for determining fair value.

* * *

Thank you for your assistance. If you have any questions or further comments, please contact me at (623) 300-7066.

Sincerely,

Benchmark Electronics, Inc.

By: /s/ Roop K. Lakkaraju
Roop K. Lakkaraju
EVP and Chief Financial Officer

cc:	Jeffrey Benck, President & Chief Executive Officer, Benchmark Electronics, Inc.
Stephen Beaver, SVP and General Counsel, Benchmark Electronics, Inc.
KPMG LLP Jeffrey E. Beck and Kevin Zen, Snell & Wilmer L.L.P.